

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

November 22, 2006

Mr. Roger Stone
Chairman and Chief Executive Officer
Stone Arcade Acquisition Corporation
One Northfield Plaza, Suite 480
Northfield, IL 60093

> **Re: Stone Arcade Acquisition Corporation ("Stone Arcade" or**
> **"Company")**
> **Amendment No. 2 to Proxy Statement on Schedule 14A**
> **Filed November 7, 2006**
> **File No. 000-51444**

Dear Mr. Stone,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your response to our prior comment two from our letter dated October 31, 2006 indicating that you intend to wait to negotiate certain employment agreements until a compensation committee of independent directors has been established following the merger. However, your revised disclosure merely refers to a compensation committee – that is, you do not explicitly state that the committee will be independent. Please revise your disclosure accordingly and clarify how independence will be determined for this purpose.

Proposal I The Acquisition Proposal, page 37

2.   We note that the company has added disclosure on page 38 in response to our prior comment seven indicating that Mr. Stone "had periodic contact with an executive of IP related to post-closing issues from the July 2004 sale of Box USA to IP, and in the context of those conversations he likewise expressed a similar interest in receiving information about IP's publicly announced divestitures." Please expand this disclosure to indicate (1) the frequency of these periodic contacts, with a focus on the time period following the initial Form S-1 filing to the November 23, 2005 contact; (2) disclose the title of the IP executive; (3) clarify the first date that Mr. Stone expressed in interest in receiving information about the publicly announced divestitures; and, (4) clarify whether IP provided any information to the company – other than what is currently disclosed.

3.   We note that the company has added disclosure on page 42 in response to our prior comment 12 from our letter dated October 31, 2006. However, the staff continues to believe that a more detailed discussion of the particulars of the company's analysis is appropriate. For example, but without limit, please include the names, enterprise value, and EBITDA multiples for the 14 publicly traded companies referenced on page 42 and clarify your basis for selecting these companies – and excluding other companies within your industry – for purposes of your analysis. In addition, please provide more detailed disclosure concerning management's estimate of the replacement cost of the mill.

4.   Please clarify your statement on page 42 that your "terminal value [was] based on a multiple of 11x projected net income (which equated to a multiple of 5.7x EBITDA) in the final year of the model."   In addition, please specifically state the value of the company as determined by this analysis.

Risks Associated with Stone's Warrants, page 30

5.   We reviewed your response to our prior comment four, noting your revised disclosure. Show us where your warrant agreement or clarification thereto, supports your assertion that a registration statement must be effective during the period between the notice of redemption and actual redemption date.

The KPB Purchase Agreement, page 50

6.   On page 51 you disclose that "[i]t is anticipated that [you] will spend certain minimum amounts on strategic cost and savings capital improvements" however, your agreement would appear to require you to expend the funds. Please revise to clarify.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note B, page 72

7.   We reviewed your response to our prior comment 23. Please revise to separately disclose the value of each of the estimated $700,000 in identifiable intangible assets (e.g. customer contracts, ancillary agreements, etc.), the weighted-average amortization period (in total and by major intangible asset class), and the methodology used to determine the value assigned to each intangible asset.

Business Strategy, page 90

8.   We believe that your response to our prior comment 25 from our letter dated October 31, 2006 is informative to investors and request that you incorporate more of your response into your filing. In addition, please reconcile your responsive statement "that management intends to continue to remain focused on the kraft paper business, using its ability to manufacture lightweight linerboard only to supplement its current business" with your statement on page 91 that you intend to employ additional (and excess) capacity "to the growing lightweight linerboard market."

Information About KPB, page 87

9.   We note that the company has added disclosure on page 93, in response to our comment 28, indicating its belief "that selling, general and administrative expenses on a stand-alone basis will be higher" than it was previously as part of International Paper. Please revise to clarify approximately how much higher management anticipates these expenses will be – for example, what assumptions were used in your discounted cash flow analysis?

Stone Arcade Acquisition Corporation Audited Financial Statements

General

10.   We reviewed your response to our prior comment 37. Your clarified agreement does not appear to provide for equity classification of the UPO. Section 5.3 – Damages of the UPO agreement appears to provide a net cash settlement option for the UPO. Please revise your financial statements to classify the UPO as a liability upon issuance and marked to market each period or revise your agreement to provide for equity classification at the date of issuance.

11.   We reviewed your response to our prior comment 47; however, your response did not address our comment. Therefore, the comment will be reissued. In order to

justify equity classification of the warrants issued in the Unit Offering, the underlying agreement or clarification thereto must state unequivocally that the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current. Please revise such that the financial statements are appropriately presented.

Notes to Audited Financial Statements

Note C – Initial Public Offering, F-15

12.   We reviewed your response to our prior comment 38; however, your response did not adequately address our comment. Therefore, we are reissuing our comment. Please revise to include disclosure related to the exercise of the warrants and UPO. For example, disclosure related to the warrants should be consistent with Section 3.3.2 of your clarified warrant agreement. Revise your interim financial statements accordingly.

Kraft Papers Business Interim Financial Statements for the Three and Six Months ended June 30, 2006 and 2005

General

13.   We read your response to our prior comment 39 and your disclosure on F-22; however, we do not see where you have presented a persuasive argument to support your accounting treatment to exclude the impairment from the historical pre-acquisition interim financial statements. An excess of carrying value of KPB's property, plant and equipment over their market value at the acquisition date as a result of IP's impairment test should have been recognized by KPB in its historical financial statements, consistent with the guidance in SAB Topic 1 B. It is not acceptable to recognize losses (i.e. due to impairment) through a purchase accounting adjustment (i.e. a pro forma adjustment). In light of this, the financial statements of KPB should include information on impairment losses that would be most useful to users. Please revise your interim and pro forma financial statements (and related notes) accordingly.

14.   In addition to our comment above, please tell us why it is more appropriate to estimate the undiscounted cash flows to be those derived from the use of the assets after the acquisition by Stone Arcade, as opposed to the cash proceeds from the acquisition which appear to be a more objective measure of the cash flows. We may have further comments.

Kraft Papers Business Financial Statements for the Year Ended December 31, 2005, 2004 and 2003

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, F-31

15.   We reviewed your response to our prior comment 41; however your revised disclosure is too vague. Please expand your policy note regarding cash rebates and payment discounts to clarify when such amounts are recorded (e.g. accruals are recorded based on the estimated amount of refunds or rebates that will be claimed by customers) and where such amounts are recorded in your financial statements (e.g. accrued liabilities, etc.). Tell us how your accounting treatment is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion.

Other Regulatory

16.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

17.   Please revise your other Exchange Act reports to comply with the comments above, as applicable.

Form 8-K, filed June 27, 2006

18.   We note the company's responses to our prior comments 132 and 133 from our letter dated September 6, 2006 and comment 46 from our letter dated October 31, 2006 concerning your reliance on Rule 14a-12 for your slide show presentation. In your initial response to comment 133 you "deem[ed] the slide show presentation included as Exhibit 99.1 to be a solicitation under Rule 14a(1)(iii)" however, subsequently, and in response to comment 46, you state that "no solicitation of proxies has yet taken place …" Please reconcile these two statements and provide an analysis of Rule 14a-12 with respect to this communication. In addition, we also note your statement that the slide show was discussed telephonically with a limited number of institutional investors and forwarded by email to five participants. However, an internet search reveals that the company held a conference call on June 29 2006 (http://www.primezone.com/newsroom/news.html?d=101337) to which access does not appear to have been limited to institutional investors. Please advise us how the company is able to conclude that this call was limited to only institutional investors, and clarify the exemption the company used for this call. Also, we note

that the company has indicated that it has not prepared a transcript in connection with its presentation – to the extent that the call was recorded, please provide the staff with a transcript to assist in our review process. Finally, please revise your Schedule 14A disclosures to address the foregoing comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: Fran Stoller
        Fax # 212-214-0706